Exhibit 99.2

CADBURY SCHWEPPES PLC

For immediate release	8 March 2005

Notification of Director's share interests
Name of Director: HOWARD TODD STITZER

The Company was notified on 7 March 2005 of the following transactions:

Mr Stitzer disposed of 36,879 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 508.75p per share. The nature of the transaction was a part disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of 91,968 shares from trust to the Director.

Mr Stitzer disposed of 12,304 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 507.38p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Long Term Incentive Plan on release of the shares from trust to the Director.

Mr Stitzer acquired 183,461 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 485.00p per share. The shares represent the 2005 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2004), and were all deferred into trust.

Following the above transactions, Mr Stitzer has a beneficial interest in 551,835 ordinary shares of 12.5p each in the Company.

Name of contact for queries:

John Hudspith
Telephone: 020 7830 5179

Name and signature of authorised Company official responsible for making this notification:

\s\ J MILLS

J MILLS DIRECTOR OF GROUP SECRETARIAT